Beau Yanoshik

+1.202.373.6133

beau.yanoshik@morganlewis.com

VIA EDGAR

August 29, 2019

Filing Room

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	SSGA Active Trust: Post-Effective Amendment No. 147 to the Registration Statement Filed on Form N-1A under the Securities Act of 1933 (File Nos. 333-173276 and 811- 22542)

Ladies and Gentlemen:

On behalf of our client, SSGA Active Trust (the “Trust”), we are filing, pursuant to Rule 485(a) under the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, Post-Effective Amendment No. 147 to the Trust’s Registration Statement on Form N-1A, together with all exhibits thereto (“PEA No. 147”). The purpose of PEA No. 147 is to reflect the discontinuation of the investment strategy of investing through a master-feeder arrangement for the Trust’s SPDR Blackstone / GSO Senior Loan ETF.

Please contact me at (202) 373-6133 with your questions or comments.

Sincerely,

/s/ Beau Yanoshik
Beau Yanoshik

Morgan, Lewis & Bockius LLP

1111 Pennsylvania Avenue, NW
Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001